LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

EXHIBIT 12—HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
(millions of dollars)	2004	2003	2002	2001	2000
Income (Loss) before Federal Income Taxes, Cumulative Effect of Accounting Changes and Minority Interest	$1,035.7	$1,047.6	$(53.8)	$705.9	$790.5
Equity in Losses (Earnings) of Unconsolidated Affiliates	—	—	0.6	(5.7)	0.4
Sub-total of Fixed Charges	116.2	111.8	118.9	147.5	168.9
Sub-total of Adjusted Net Income	1,151.9	1,159.4	65.7	847.7	959.8
Interest on Annuities & Financial Products	1,570.6	1,617.0	1,617.1	1,506.0	1,474.2
Adjusted Income Base	2,722.5	2,776.4	1,682.8	2,353.7	2,434.0
Rent Expense	66.3	67.1	67.0	79.4	88.4
Fixed Charges:
Interest and Debt Expense	94.1	89.5	96.6	121.0	139.5
Rent (Pro-rated)	22.1	22.3	22.3	26.5	29.4
Sub-total of Fixed Charges	116.2	111.8	118.9	147.5	168.9
Interest on Annuities & Financial Products	1,570.6	1,617.0	1,617.1	1,506.0	1,474.2
Sub-total of Fixed Charges	1,686.8	1,728.8	1,736.0	1,653.5	1,643.1
Preferred Dividends (Pre-tax)	0.1	0.1	0.1	0.1	0.1
Total Fixed Charges	1,686.9	$1,728.9	$1,736.1	$1,653.6	$1,643.2
Ratio of Earnings to Fixed Charges:
Ratio of Earnings to Fixed Charges (Including Interest on Annuities and Financial Products) (1)	1.61	1.61	0.97	1.42	1.48
Excluding Interest on Annuities and Financial Products (2)	9.91	10.37	0.55	5.75	5.68
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (3)	1.61	1.61	0.97	1.42	1.48

1.	For purposes of determining this ratio, earnings consist of income before Federal income taxes, cumulative effect of accounting change, if any, and minority interests adjusted for the difference between income or losses from unconsolidated equity investments and cash distributions from such investments, plus fixed charges. Fixed charges consist of 1) interest and debt expense on short and long-term debt and junior subordinated debentures issued to affiliated trusts; 2) interest on annuities and financial products and; 3) the portion of operating leases that are representative of the interest factor.
2.	Same as the ratio of earnings to fixed charges, except fixed charges and earnings in this calculation do not include interest on annuities and financial products. This coverage ratio is not required, but is provided as additional information. This ratio is commonly used by individuals who analyze LNC’s results.
3.	Same as the ratio of earnings to fixed charges, including interest on annuities and financial products, except that fixed charges include the pre-tax earnings required to cover preferred stock dividend requirements.